Algonquin Power & Utilities Corp. Announces Results of Exercise of Conversion Rights of Cumulative Rate Reset Preferred Shares, Series D
OAKVILLE, Ontario, March 19, 2024 – Further to the press releases of Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX: AQN) (NYSE: AQN) dated February 20, 2024 and March 4, 2024, the Company announced today that none of its outstanding 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) will be converted on April 1, 2024 into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”) of the Company.
During the conversion notice period which ran from March 4, 2024 to March 18, 2024, less than 1,000,000 Series D Preferred Shares were tendered for conversion into Series E Preferred Shares. As a result, and consistent with the terms and conditions of the Series D Preferred Shares, no Series E Preferred Shares will be issued and holders of Series D Preferred Shares who tendered their Series D Preferred Shares for conversion will not be entitled to convert their Series D Preferred Shares into Series E Preferred Shares.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500